Exhibit 3.1(i)(a)

CERTIFICATE OF AMENDMENT TO

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

PROFESSIONAL DIVERSITY NETWORK, INC.

Professional Diversity Network, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:

1.	The name of the Company is Professional Diversity Network, Inc., and the Company was originally incorporated pursuant to the General Corporation Law on January 31, 2012.

2.	The Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”) is hereby amended as follows:

A new Section 4.4 is added to Article IV of the Certificate of Incorporation to provide in its entirety as follows:

4.4 Upon 5:30 p.m. Eastern Time on the effective date of this certificate of amendment with the office of the Secretary of State of the State of Delaware (the “Effective Time”), each twenty-four (24) outstanding shares of Common Stock outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be combined and converted into one (1) share of Common Stock (the “New Common Stock”) based on a ratio of one share of New Common Stock for each thirty (30) shares of Old Common Stock (the “Reverse Split Ratio”). This reverse stock split (the “Reverse Split”) of the outstanding shares of Common Stock shall not affect the total number of shares of capital stock, including the Common Stock, that the Company is authorized to issue, which shall remain as set forth under this Article IV.

The Reverse Split shall occur without any further action on the part of the Corporation or the holders of shares of New Common Stock and whether or not certificates representing such holders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of New Common Stock shall be deliverable upon the Reverse Split, all of which shares of New Common Stock shall be rounded up to the nearest whole number of such shares. All references to “Common Stock” in these Articles shall be to the New Common Stock.

The Reverse Split will be effectuated on a stockholder-by-stockholder (as opposed to certificate-by-certificate) basis, except that the Reverse Split will be effectuated on a certificate-by-certificate basis for shares held by registered holders. For shares held in certificated form, certificates dated as of a date prior to the Effective Time representing outstanding shares of Old Common Stock shall, after the Effective Time, represent a number of shares of New Common Stock as is reflected on the face of such certificates for the Old Common Stock, divided by the Reverse Split Ratio and rounded up to the nearest whole number. The Corporation shall not be obligated to issue new certificates evidencing the shares of New Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

3.

This Amendment of the Certificate of Incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed as of 11th day of September, 2026.

PROFESSIONAL DIVERSITY NETWORK, INC.

By:	/s/ Bella Gu
Name:	Bella Gu
Title:	Chief Financial Officer